Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Nine Months ended September 30, 2015	Fiscal Years
		2014	2013	2012	2011	2010
Earnings:
Income (loss) before income taxes	$(16,278)	$(16,178)	$(11,444)	$(7,484)	$(5,425)	$(3,773)

Fixed charges to add to earnings:
Interest expense	5	192	452	702	643	751
Amortization of financing costs	46	113	114	100	171	111
Rent interest factor (1)	397	443	218	197	169	157

Total fixed charges	448	748	784	999	983	1,019

Earnings before income taxes and fixed charges	$(15,830)	$(15,430)	$(10,660)	$(6,485)	$(4,442)	$(2,754)
Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A	N/A

Ratio of earnings to fixed charges is not applicable as the Company is deficient in earnings by $15,830, $15,430, $10,660, $6,485, $4,442, and $2,754 for the nine months ended September 30, 2015 and fiscal years ending 2014, 2013, 2012, 2011, and 2010, respectively.

(1)	Approximately one-third of rental expense is deemed representative of the interest factor.